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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

                             COMMISSION FILE NUMBER
                                    0-19825

                                  CUSIP NUMBER
                                   80862K104

      [X]  Form 10-K and Form 10-KSB     [  ]  Form 20-F      [  ]  Form 11-K

      [ ]  Form 10-Q and Form 10-QSB     [  ]  Form N-SAR

              For Period Ended:     December 31, 1997

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR For
             the Transition Period Ended:

               Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


           Full Name of Registrant: SCICLONE PHARMACEUTICALS, INC. Former Name if Applicable:
           Address of Principal Executive Office:

                     901 Mariners Island Boulevard
                     San Mateo, CA 94404


PART II - RULES 12B-25(B) AND (C)


           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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[X]   (a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[X]   (b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)       The accountant's statement or other exhibit required by Rule
      12b-25(c) has been attached if applicable.


PART III - NARRATIVE


           State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

           Due to the pending completion of an equity financing, the terms of which form a necessary part of the disclosure in the Company's Annual Report on Form 10-K, the Company was unable to finalize its Annual Report on Form 10-K by March 31, 1998, the required filing date. The Company intends to file its Annual Report on Form 10-K as soon as practicable after completion of such financing, and in any event no later than April 15, 1998.

PART IV - OTHER INFORMATION


           (1) Name and telephone number of person to contact in regard to this notification:

               Shawn K. Singh, Senior Vice President and Assistant Secretary
(650) 358-1451

           (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes     [ ] No

           (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes     [X] No

           If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                                   SIGNATURE


                         SCICLONE PHARMACEUTICALS, INC.

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  March 31, 1998                      By: /s/ SHAWN K. SINGH
                                              --------------------------------

                                           Shawn K. Singh
                                           Senior Vice President and Assistant
                                           Secretary